As filed with the Securities and Exchange Commission on March 27, 2009 Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

__________________

ALLIED NEVADA GOLD CORP.

(Exact name of Registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	20-5597115 (I.R.S. Employee Identification No.)
9600 Prototype Court Reno, NV 89521 (Address of principal executive offices)		(775) 358-4455 (Registrant’s telephone number, including area code)

Scott A. Caldwell

President and Chief Executive Officer

Allied Nevada Gold Corp.

9600 Prototype Court

Reno, Nevada 89521

(775) 358-4455

(Name, address and telephone number of agent for service)

__________________

Copy to:

Randal R. Jones Jennifer A. Reed Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, WA 98101 (206) 903-8800

__________________

Approximate date of proposed sale to the public: As soon as practical after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filed ☐ Small reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of registration fee
Common Stock to be offered for resale by the selling shareholders, $0.001 par value	25,000	$4.98(1)	$124,500	$6.95
Common Stock acquirable upon exercise of warrants (2)	3,671,000	$4.66(3)	$17,106,860	$954.56
Common Stock acquirable upon the exercise of finder’s common stock purchase warrants (4)	114,850	$4.66(5)	$535,201	$29.86
Total	3,810,850		$17,766,561	$991.37

(1)

Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended solely for the purpose of calculating the amount of the registration fee, based on the average high and low prices for the Registrant’s common shares on March 26, 2009 as quoted on the NYSE Amex.

(2)

Consisting of 3,671,000 shares of common stock issuable upon the exercise of warrants issued on July 16, 2007, with each whole warrant exercisable for a period of two years from the date of issuance at an exercise price of Cdn$5.75 per share.

(3)

Estimated pursuant to Rule 457(g) under the U.S. Securities Act of 1933, as amended, solely for the purposes of calculating the registration fee, based on the exercise price of Cdn$5.75 per share, the highest exercise price for the warrants over the term of the warrants, converted from Canadian dollars into U.S. dollars based on the noon buying rate for Canadian dollars reported by the Bank of Canada on March 26, 2009, which was US$1.00 = Cdn$1.2330.

(4)

Consisting of 114,850 shares of common stock issuable upon the exercise of finder’s common stock purchase warrants pursuant to the exercise of finder’s warrants issued in January 2008. The common stock purchase warrants are exercisable for 24 months from July 17, 2007 at an exercise price of Cdn$5.75.

(5)

Estimated pursuant to Rule 457(g) under the U.S. Securities Act of 1933, as amended, solely for the purposes of calculating the registration fee, based on the exercise price of Cdn$5.75 per share, the highest exercise price for the warrants over the term of the warrants, converted from Canadian dollars into U.S. dollars based on the noon buying rate for Canadian dollars reported by the Bank of Canada of New York on March 26, 2009, which was US$1.00 = Cdn$1.2330.

__________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated March 27 , 2009

Preliminary Prospectus

3,810,850 shares of Common Stock

This is a public offering of up to 3,810,850 shares of the common stock, par value $0.001 per share, of Allied Nevada Gold Corp., (“we,” “us,” “our company,” or “Allied Nevada”), by selling stockholders. See “Selling Stockholders” for a list of the selling stockholders. All of the shares being offered, when sold, will be sold by selling stockholders. The shares of common stock registered for resale under this registration statement includes:

•    up to 25,000 shares of common stock held by the selling stockholders described herein;

•    up to 3,671,000 shares of our common stock acquirable upon the exercise of common stock purchase warrants at the exercise price of Cdn$5.75 per share for a period of two years from the date of issuance; and

•    up to 114,850 shares of our common stock issuable pursuant to finder’s common stock purchase warrants granted by the Company in the private placement at the exercise price of Cdn$5.75 per share for a period of two years from July 17, 2007.

The common stock purchase warrants were sold by us in a private placement in July 2007. We will not receive any proceeds from the sale of the shares underlying the warrants by the selling stockholders; however, if the warrants are exercised on a cash basis we will receive the exercise price of the warrants, if exercised at all. We will pay the expenses of registering the shares sold by the selling stockholders. See “Selling Stockholders” for a list of the selling stockholders.

These shares of common stock were registered to permit the selling stockholders to sell the shares from time to time, in amounts and at prices and on terms determined at the time of the offering. The selling stockholders may sell the shares of our common stock covered by this prospectus in a number of different ways and at prevailing market prices or privately negotiated transactions. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution”.

You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

Our common stock is quoted on the NYSE Amex LLC and on the Toronto Stock Exchange under the symbol “ANV.” On March 26, 2009 the last reported sale price for our common stock on each exchange was $5.00 and Cdn$6.25 per share, respectively.

Investing in our common stock involves a high degree of risk. See “Risk Factors”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2009

TABLE OF CONTENTS

Page

SUMMARY INFORMATION	1
RISK FACTORS	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	10
DIVIDEND POLICY	11
USE OF PROCEEDS	12
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	19
THE SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	20
LEGAL MATTERS	20
EXPERTS	20
WHERE YOU CAN FIND MORE INFORMATION	20
SIGNATURES	II-5

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY INFORMATION

The Offering	This is an offering of up to 3,810,850 shares of our common stock by certain selling stockholders.
Shares Offered By the Selling Shareholders	3,810,850 shares of common stock, $0.001 par value per share.(1)
Offering Price	Determined at the time of sale by the selling stockholders

Common Stock Outstanding as of

March 15, 2009	57,433,144 shares(2)
Use of Proceeds

We will not receive any of the proceeds of the shares offered by the selling stockholders. We may receive proceeds from the exercise of the warrants upon exercise, if they are exercised. The shares that will be resold under this prospectus were sold by us, or were issued upon the exercise of warrants granted by us.

Dividend Policy	We have never declared or paid any dividends on our common stock. We do not anticipate that we will pay cash dividends in the near future.

NYSE Amex LLC and

Toronto Stock Exchange Symbol	ANV
(1)

In connection with the private placement, we agreed to file a registration statement with the Securities and Exchange Commission to register the shares of common stock underlying the common stock purchase warrants and the Finder’s warrants.

(2)	Outstanding common stock excludes approximately 4.1 million shares of common stock acquirable upon exercise of options at exercise prices ranging from $1.50 to $6.34 per share.

Summary of Our Business

Allied Nevada is a gold mining company that operates the Hycroft Mine and has a large number of prospective exploration claims in the State of Nevada. We believe, based on our current life of mine plans, that the Hycroft Mine is expected to reach normal annualized production rates of approximately 90,000 ounces of gold per year by the middle of 2009. These plans indicate that the Hycroft Mine should produce gold from the proven and probable ore reserves at these rates for approximately seven years. At the Hycroft Mine, we will focus our exploration efforts on identifying additional oxide ore reserves that can extend the mine life and to continue to assess the economic potential of the sulfide mineralization that has been identified. In addition to the Hycroft Mine, we have six properties which have reported other mineralized material and more than 100 other early stage exploration properties. On an ongoing basis, we evaluate our exploration portfolio to determine ways to increase the value of these properties. Allied Nevada Gold Corp. was incorporated under the laws of Delaware on September 14, 2006. Until May 10, 2007 we were a wholly-owned subsidiary of Vista Gold Corp. (“Vista”), a corporation incorporated under the laws of the Yukon Territory, Canada.

We commenced our operations on May 10, 2007, following Vista’s transfer to us of its Nevada-based mining properties and related assets, along with cash, and the transfer to us by Carl Pescio and Janet Pescio, (together, the “Pescios”) of their interests in certain Nevada mining properties and related assets. These transfers to us were made in exchange for shares of our common stock and cash, under the terms of an Arrangement and Merger Agreement (“Arrangement Agreement”) that we entered into with Vista and the Pescios on September 22, 2006, as amended. Before the Arrangement Agreement transactions were completed, we had no properties or property interests, were not yet conducting business operations and had no shareholders other than Vista.

Pursuant to the terms of the Arrangement Agreement, the parties completed a transaction that resulted in Vista’s transfer of the Vista Nevada Assets to Allied Nevada along with cash, and the Pescios’ transfer to Allied Nevada of the Pescio Nevada Assets, all pursuant to the provisions of the Business Corporations Act (Yukon Territory). Allied Nevada issued 38,933,055 shares of common stock as part of the transaction, of which 12,000,000 were issued to the Pescios as partial consideration for the acquisition of the Pescio Nevada Assets and 26,933,055 were issued to Vista in accordance with the Arrangement Agreement. In addition to the stock consideration, Allied Nevada paid the Pescios $15 million for the acquisition of the Pescio Nevada Assets. The new common shares of Allied Nevada common stock began trading on May 10, 2007, on the American Stock Exchange, which is now known as the NYSE Amex LLC (“NYSE Amex”), and the Toronto Stock Exchange.

In September 2007, the Board of Directors approved the re-opening of the Hycroft Mine (“Hycroft Development Program”). The Hycroft Development Program involved re-opening the Hycroft Open Pit Mine which had been placed on a care and maintenance program, due to low gold prices, since 1998. Our 2008 capital and development expenditures were designed with the objective of producing gold in the fourth quarter of 2008.

Our executive offices are located at 9600 Prototype Court, Reno, NV 89521 and our phone number is (775) 358-4455.

The Offering

On July 16, 2007, we completed a private placement of 3,696,000 units (“Units”) at a price of Cdn$4.60 per Unit, for gross proceeds of Cdn$17,000,000 or approximately $16.3 million based on the U.S./Canadian dollar exchange rate on the closing date (the “Offering”). Each Unit consisted of one share of common stock of the Company (each, a “Common Share”) and one Common Share purchase warrant. Under the terms of the subscription agreement entered into as part of the offering, we agreed to file a registration statement with the Securities and Exchange Commission covering the shares of common stock and the shares issuable pursuant to the common stock purchase warrants. We filed a registration statement on Form S-1 on July 27, 2007 registering the 3,696,000 shares of common stock of the Company issued in the private placement.

The registration statement of which this prospectus is a part registers 25,000 shares of common stock held by selling shareholders, 3,671,000 of our shares of common stock acquirable upon the exercise of warrants sold in the offering for a period of two years from the date of issuance and 114,850 shares issuable pursuant to finder’s common stock purchase warrants.

Allied Nevada paid a cash finder’s fee of Cdn$528,020, being 5% of the gross proceeds raised, to eligible persons that arranged for purchasers (“Finders”). In addition, Finders were issued as a finder’s fee 114,850 finder’s warrants, that number being 5% of the number of the Units sold in the Offering, each such warrant to be exercisable for one unit for a period of two years from closing at an exercise price of Cdn$4.60. There were two Finders that received cash finder’s fees in connection with the transaction, namely Global Resource Investments Ltd. (“Global Resource”) and Quest Securities Corporation (“Quest Securities”, n/k/a Ionic Securities Ltd.). No commissions were paid in respect of sales to insiders of Allied Nevada. Of the aggregate cash finder’s fee, Cdn$419,290 was paid to Global Resource. The finder’s fee paid to Quest Securities (n/k/a Ionic Securities Ltd.) comprised the remaining Cdn$108,730 of the cash finder’s fee and all of the 114,850 finder warrants (each a “Finder Warrant”). Each Finder Warrant entitles the holder to subscribe for one unit (“Finder’s Unit”) at a price of Cdn$4.60 for a period of 24 months after July 17, 2007. Quest Securities (n/k/a Ionic Securities Ltd.) exercised all of the 114,850 Finder Warrants in December 2007 to receive 114,850 shares of our common stock and 114,850 Unit Warrants (as defined below). Each Finder’s Unit consists of one share of common stock of the Company and one common share purchase warrant (“Unit Warrant”). Each Unit Warrant entitles the holder to purchase one share of common stock of the Company at a price of Cdn$5.75 for a period of 24 months after July 17, 2007.

The proceeds from the Offering were used to develop our Hycroft Mine in Nevada, working capital and general corporate purposes.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest or to continue holding your investment in our common stock. The risks described below are not the only ones facing us or otherwise associated with an investment in our common stock. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors under the heading “Risk Factors” that could cause differences between actual and planned or expected results, and we have included these material risk factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common stock could decline, and you could lose part or all of your investment. See “Forward-Looking Statements” below.

Risks Relating to Our Company

We are at an early stage of production and have minimal operating history as an independent company. Our future revenues and profits are uncertain.

We are a production-stage venture with minimal operating history as an independent company. We were incorporated in September 2006 and commenced operations in May 2007 with properties and other mineral assets formerly held by Vista and the Pescios. None of these properties is currently producing gold in commercial quantities and there can be no assurance that these properties, or others that may be acquired by us in the future, will produce gold in commercial quantities or otherwise generate operating earnings. Although our properties include the Hycroft Mine, operations at the Hycroft Mine were suspended in December 1998, and the site was placed on a care and maintenance program. Our Board of Directors approved the reactivation of the Hycroft Open Pit Mine in September 2007 and we are now in the start-up phase of operations. Even though mining activities at the Hycroft Mine have re-commenced or if development activity on other properties is commenced, we may continue to incur losses beyond the period of commencement of such activity. There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future. If we are unable to generate revenues or profits, investors might not be able to realize returns on their investment in our common stock or keep from losing their investment. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The reactivation of the Hycroft Open Pit Mine is subject to risks including delays in completion and we may be unable to achieve anticipated production volume or manage cost increases.

Completion of the reactivation of the Hycroft Mine is subject to various factors, including the availability and performance of our engineering and construction contractors, suppliers and consultants and receipt and maintenance of required governmental approvals. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we depend, or to receive or maintain required governmental approvals, could delay or prevent the reactivation of the Hycroft Mine as currently planned. There can be no assurance:

•	that amount of funds we raised in April 2008 will be sufficient to finance development activities and Company operations through the start-up phase;
•	whether the resulting operations will achieve the anticipated production volume; or
•	that the reactivation costs and ongoing operating costs associated with the development of the Hycroft Mine will not be higher than anticipated.

Although most of our executive management team has experience in developing and operating mines, Allied Nevada, as a newly-formed independent company, has never developed or operated a mine or managed a significant mine development project. We cannot assure you that the reactivation of the Hycroft Mine will be completed at the cost and on the schedule predicted, or that gold grades and recoveries, production rates or anticipated capital or operating costs will be achieved.

Although we believe that we have obtained sufficient funds to complete the reactivation of the Hycroft Mine, we cannot provide assurance of this. Furthermore, if the actual cost to complete the project is significantly higher than currently expected, there can be no assurance that we will have sufficient funds to cover these costs or that we will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases, reduced gold prices or the failure to obtain necessary additional financing on acceptable terms to complete the reactivation of the

Hycroft Mine on a timely basis, or to achieve anticipated production capacity, could have a material adverse effect on our future results of operations, financial condition and cash flows.

We may not achieve our production estimates.

We prepare estimates of future production for our operations. We develop our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. Our actual production may be lower than our production estimates.

Each of these factors also applies to future development properties not yet in production and to the Hycroft Mine. In the case of mines we may develop in the future, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

We cannot be certain that our acquisition, exploration and evaluation activities will be commercially successful.

Although we have recently commenced activities in connection with our reactivation of the Hycroft Mine, we currently have no properties that produce gold in commercial quantities. Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot provide assurance that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. Whether income will result from the Hycroft Mine depends on the successful re-establishment of mining operations. Factors including costs, actual mineralization, consistency and reliability of ore grades and commodity prices affect successful project development. The reactivation and efficient operation of processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development which, in turn, could have a material adverse effect on our future results of operations.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

Our principal assets are gold reserves and mineralized material. We intend to attempt to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale or joint venture of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control, including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect our asset values, cash flows, potential revenues and profits.

Mining exploration, development and operating activities are inherently hazardous.

Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, that we could elect not to insure Allied Nevada against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

We may be unable to raise additional capital on favorable terms.

The exploration and development of our development properties will require significant capital investment to achieve commercial production. We may have to raise additional funds from external sources in order to maintain and advance our existing property positions and to acquire new gold projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available to us, we may have to substantially reduce or cease operations.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. This, in turn, may adversely affect our financial condition and our future results of operations. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully attract and retain qualified employees, our exploration and development programs may be slowed down or suspended. In addition, we compete with other gold companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate gold projects.

We will depend on outside sources to place our mineral deposit properties into production.

Our ability to place our properties into production will be dependent upon using the services of appropriately experienced personnel or contractors and purchasing additional equipment, or entering into agreements with other major resource companies that can provide such expertise or equipment. There can be no assurance that we will have available to us the necessary expertise or equipment when and if we place our mineral deposit properties into production. If we are unable to successfully retain such expertise and equipment, our development and growth could be significantly curtailed.

Our operations are subject to numerous governmental permits which are difficult to obtain and we may not be able to obtain or renew all of the permits we require, or such permits may not be timely obtained or renewed.

In the ordinary course of business we are required to obtain and renew governmental permits for our operations, including operation and expansion of the Hycroft Mine. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving costly undertakings by Allied Nevada. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed our estimates. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation or permits and other penalties. There can be no assurance that we have been or will at all times be in full compliance with all such laws and regulations and with our environmental and health and safety permits or that we have all required permits. The costs and delays associated with compliance with these laws, regulations and permits and with the permitting process could stop us from proceeding with the operation or development of the Hycroft Mine or increase the costs of development or production and may materially adversely affect our business, results of operations or financial condition.

Our exploration and development operations are subject to environmental regulations, which could result in the incurrence of additional costs and operational delays.

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We will be subject to environmental regulations with respect to our properties in Nevada, under applicable federal and state laws and regulations. Production at our Hycroft mine involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then Allied may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, Allied Nevada may become subject to liability for hazards that it may not be insured against.

Our properties in Nevada occupy private and public lands. The public lands include unpatented mining claims on lands administered by the BLM Nevada State Office. These claims are governed by the laws and regulations of the U.S. federal government and the state of Nevada.

U.S. Federal Laws

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA) imposes strict joint and several liability on parties associated with releases or threats of releases of hazardous substances. The groups who could be found liable include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our properties.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft Mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

Legislation has been proposed that would significantly affect the mining industry.

Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Increased costs could affect our financial condition.

We anticipate that costs at the Hycroft Mine, as well as other properties that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

The continued credit crisis and related instability in the global financial system has had, and may continue to have, an impact on our business and our financial condition. We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The credit crisis could have an impact on any potential lenders or on our customers, causing them to fail to meet their obligations to us.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the domestic capital markets and the economy generally. The stress experienced by domestic capital markets that began in the second half of 2007 has continued and substantially increased during the third quarter of 2008. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil and gas prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. In addition, the fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions.

Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns have since expanded to include a broad range of mortgage-and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, capital markets have experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probabilities of default. These events and the continuing market upheavals may have an adverse effect on us because our liquidity and ability to fund our capital expenditures is dependent in part upon our access to the public capital markets. In addition, in the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Factors such as business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the profitability of our business. In an economic downturn characterized by higher unemployment, lower corporate earnings and lower business investment, our operations could be negatively impacted. Purchasers of our gold production may delay or be unable to make timely payments to us. Adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition. The current mortgage crisis has also raised the possibility of future legislative and regulatory actions in addition to the recent enactment of the Emergency Economic Stabilization Act of 2008 (the “EESA”) that could further impact our business. We cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on our business, results of operations and financial condition.

There can be no assurance that actions of the U.S. Government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, President Bush signed the EESA into law. Pursuant to the EESA, the U.S. Treasury has the authority to, among other things, purchase up to $700 billion of mortgage-backed and other securities from financial institutions for the purpose of stabilizing the financial markets. The Federal Government, Federal Reserve and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. There can be no assurance as to what impact such actions will have on the financial markets, including the extreme levels of volatility currently being experienced. Such continued volatility could materially and adversely affect our business, financial condition and results of operations, or the trading price of our common stock.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

We are dependent on third parties that are responsible for exploration and development on some of our properties.

Our success may be dependent on the efforts and expertise of third parties with whom we have contracted. A number of the properties in which Allied Nevada holds interests are subject to third party contracts. Third parties are responsible for exploration and discovery with respect to certain of Allied Nevada’s mineral properties and related assets. Such third parties are not under Allied Nevada’s control or direction. We are dependent on such third parties for accurate information with respect to our mining properties and related assets and the progress and development of such properties and assets. The third parties control the time of exploration and, if warranted, the development of certain of Allied Nevada’s mining properties and related assets. A third party may be in default of its agreement with Allied Nevada, without our knowledge, which may put the property and related assets at risk.

If we lose key personnel or are unable to attract and retain additional personnel, we may be unable to establish and develop our business.

Our development in the future will be highly dependent on the efforts of key management employees, namely, Robert Buchan, our Executive Chairman, Scott Caldwell, our President and Chief Executive Officer, Hal Kirby, our Vice President and Chief Financial Officer, Mike Doyle, our Vice President of Technical Services, and other key employees that we hire in the future. Although we have entered into employment agreements with key employees as determined by Allied Nevada, we do not have and currently have no plans to obtain key man insurance with respect to any of our key employees. As well, we will need to recruit and retain other qualified managerial and technical employees to build and maintain our operations. If we are unable to successfully recruit and retain such persons, our development and growth could be significantly curtailed.

Our lack of operating experience may cause us difficulty in managing our growth.

We commenced operations on May 10, 2007 as an independent entity and are establishing operating procedures for evaluating, acquiring and developing properties, and negotiating, establishing and maintaining strategic relationships. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls. If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

There may be challenges to our title to our mineral properties.

Our U.S. mineral properties consist of private mineral rights, leases covering state and private lands, leases of patented mining claims, and unpatented mining claims. Many of our mining properties in the U.S. are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the U.S. now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the U.S. We remain at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing exploration and development programs.

Our principal stockholders will be able to exert significant influence over matters submitted to stockholders for approval, which could delay or prevent a change in corporate control or result in the entrenchment of management or the board of directors, possibly conflicting with the interests of our other stockholders.

Carl and Janet Pescio own approximately 16.2% of the issued and outstanding shares of Allied Nevada. In addition to being a major stockholder, Mr. Pescio is a director of Allied Nevada. Because of the Pescios’ major shareholding and Mr. Pescio’s position on the Allied Nevada Board, the Pescios could exert significant influence in determining the outcome of corporate actions requiring stockholder approval and otherwise control our business. This control could have the effect of delaying or preventing a change in control of us or entrenching our management or the board of directors, which could conflict with the interests of our other stockholders and, consequently, could adversely affect the market price of our common stock.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies, or may be involved in related pursuits that could present conflicts of interest with their roles at Allied Nevada. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the Company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Risks Relating to Our Common Stock

Our common stock has limited trading history and the market price of our shares may fluctuate widely.

Our common stock began trading in May 2007 and there can be no assurance that an active trading market for Allied Nevada common stock will be sustained in the future. We cannot predict the prices at which Allied Nevada common stock may trade. The market price of the common stock may fluctuate widely, depending upon many factors, some of which may be beyond the control of Allied Nevada including, but not limited to, fluctuations in the price of gold; announcements by us or competitors of significant acquisitions or dispositions; and overall market fluctuations and general economic conditions. Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Investors may be unable to accurately value our common stock.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, we do not believe another public gold exploration company exists that is directly comparable to our size and scale. Further, the Pescios’ assets had previously been privately held. Prospective investors, therefore, have limited historical information about certain of the properties held by Allied Nevada upon which to base an evaluation of Allied Nevada’s performance and prospects and an investment in our common stock. As such, investors may find it difficult to accurately value our common stock.

Future sales of our common stock in the public or private markets could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock or equity-related securities in the public or private markets, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. As of March 15, 2009, 57,433,144 shares of our common stock were outstanding. We cannot predict the effect, if any, that future sales of our common stock, or the availability of our shares for future sale, will have on the trading price of our common stock.

Allied Nevada may be considered a “foreign investment entity” which may have adverse Canadian tax consequences for its Canadian investors.

Bill C-10 which received second reading in the Canadian Senate on December 4, 2007, contains provisions that relate to the income tax treatment of investments by Canadian residents in non-resident entities that constitute “foreign investment entities” (“FIEs”) applicable for taxation years commencing after 2006 (the “FIE Proposals”). Bill C-10 died as a result of the Prorogation of the Canadian Parliament on December 4, 2008. Accordingly, Bill C-10 will need to be reintroduced as a new bill in the Canadian House of Commons which is expected to occur during the next session of the Canadian House of Commons. The FIE Proposals are exceedingly complex and their application is not clear in certain circumstances. In general terms, the FIE Proposals would apply to require a holder that holds a “participating interest” (that is not an “exempt interest”) in a FIE to include in income for each taxation year an amount of income or gains computed in accordance with the FIE Proposals, regardless of whether the holder actually receives any income or realizes any gains. For purposes of the FIE Proposals, the Allied Nevada shares would constitute a “participating interest” in the Company.

If the Company is a FIE, a holder of an Allied Nevada share, unless the share is an “exempt interest” to such holder, would be required to include in income for that year an amount determined, in general terms, by applying a prescribed interest rate to the holder’s “designated cost” of the Allied Nevada share at the end of each month ending in the holder’s taxation year, unless the holder makes a valid election to use either the “mark-to-market” method or the “accrual” method. In certain limited circumstances, where a holder of Allied Nevada shares makes a valid election to use the “market-to-market” method, such holder will be required to include in income for that year any gains or losses accrued on the Allied Nevada shares for the year. Where a holder of Allied Nevada shares makes a valid election to use the “accrual” method, such holder will be required to include in income for that year the holder’s proportionate share of Allied Nevada’s income (or loss) for the year calculated using Canadian tax rules. The holder must include in income the amount so determined notwithstanding that the holder may not have received any corresponding cash distribution from the Company. A prospective holder of Allied Nevada shares should consult their own tax advisors with respect to the tax consequences of the FIE Proposals to such holder. To the extent that changes are made to the specific legislation finally implementing the FIE Proposals such changes could result in the Canadian federal income tax considerations described herein being materially different in certain respects.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. Our Board of Directors retains the discretion to change this policy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included herein and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of Allied Nevada expects or anticipates will or may occur in the future, are forward-looking statements, including but not limited to such things as future business strategy, plans and goals, competitive strengths, expansion and growth of our business, plans for reactivation of the Hycroft Mine including anticipated scheduling and production estimates, as well as estimated capital and other costs, technical risks associated with the Hycroft reactivation project, the availability of outside contractors, results of exploration drilling programs at Hycroft, current estimates of gold oxide mineralized material, potential for upgrading and expanding oxide gold mineralized material and extension of life of the oxide project, results of evaluation of underlying sulfide mineralization at Hycroft, future gold prices, availability and timing of capital, anticipated cash flows, estimated completion dates, estimated exploration expenditures, operations, proven or probable reserves, mineralized material, current working capital, and cash operating costs.

The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “target”, “budget”, “may”, “schedule” and similar words or expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on current expectations. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others:

•	Business-related risks including:
o	Risks related to our limited operating history;
o	Risks relating to the reactivation and operation of the Hycroft Mine including:

▪	uncertainties relating to obtaining or retaining approvals and permits from governmental regulatory authorities;
▪	risks of shortages of equipment or supplies; and
▪	risks of inability to achieve anticipated production volume or manage cost increases;
o	Risks that our acquisition, exploration and evaluation activities will not be commercially successful;
o	Risks relating to fluctuations in the price of gold;
o	The inherently hazardous nature of mining activities;
o	Uncertainties concerning estimates of reserves and mineralized material;
o	Uncertainty of being able to raise additional capital on favorable terms or at all;
o	Risks relating to intense competition within the mining industry;
o	Our dependence on outside sources to place mineral properties into production;
o	Potential effects on our operations of U.S. federal and state governmental regulation, including environmental regulation and permitting requirements;
o	Risks of significant cost increases;
o	Uncertainties concerning availability of equipment and supplies;
o	Risks relating to our dependence on third parties that are responsible for exploration and development on some of our properties;
o	Risks that we may lose key personnel or fail to attract and retain personnel;
o	Risks that we may experience difficulty in managing our growth;
o	Potential challenges to title in our mineral properties;
o	Risks that our principal stockholders will be able to exert significant influence over matters submitted to stockholders for approval; and
o	Risks related to the heap leaching process, including but not limited to gold recovery rates, gold extraction rates, and the grades of ore placed on our leach pads.
o	Risks related to our common stock, including:
▪	Potential volatility in the trading price and volume of our common stock;
▪	Risks inherent in accurately valuing our common stock; and
▪	Potential adverse effect of future sales of our common stock on the trading price of our common stock.

For a more detailed discussion of such risks and other important factors that could cause actual results to differ materially from those in such forward-looking statements, please see those factors discussed in this prospectus and other filings with the SEC. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

All references to “dollars” or “$” are to United States dollars and all references to “Cdn$” are to Canadian dollars. United States dollar equivalents of Canadian dollar figures are based on the noon buying rate for Canadian dollars for the Bank of Canada on the applicable date.

DIVIDEND POLICY

We have never paid dividends. While any future dividends will be determined by our directors after consideration of our earnings, financial condition, and other relevant factors, it is currently expected that available cash resources will be utilized in connection with the ongoing acquisition, exploration and evaluation programs and development projects of Allied Nevada.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sales of common stock offered by it under this prospectus. If, and when, the warrants are exercised by the selling stockholders the proceeds from the exercise of the warrants will be used by use for the Hycroft Mine project and general working capital purposes.

SELLING STOCKHOLDERS

This prospectus covers the offering of up to 3,810,850 shares of our common stock by selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

The shares issued to the selling stockholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling stockholders. The selling stockholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution”. Each of the selling stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of their registered shares may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Stockholders Information

The following is a list of the selling stockholders who own an aggregate of 3,810,850 shares of our common stock covered in this prospectus. Except as noted, the selling stockholders acquired the warrants to purchase shares of common stock in our private placement in July 2007 . Except as noted, the number of shares beneficially owned by each selling shareholder is as at November 2008. See “Transactions with Selling Shareholders” for further details. At March 15, 2009, we had 57,433,144 shares of common stock issued and outstanding.

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered(2)	Shares Owned After Offering(2)	Percentage of Shares owned After Offering
Robert M. Buchan (3)**	2,681,467	4.66%	870,000	1,811,467	3.15%
Scott A. Caldwell (4)**	624,666	1.08%	110,000	514,666	*
James M. Doyle (5)**	166,000	*	33,000	133,000	*
W. Durand Eppler (6)**	100,101	*	10,000	90,101	*
Hal D. Kirby (7)**	293,333	*	50,000	243,333	*
A. Murray Sinclair (8)	326,000	*	326,000	-0-	*
Ionic Securities Ltd. (f/k/a Quest Securities Corporation) (9)	114,850	*	114,850	-0-	*
2035718 Ontario Inc. (10)	8,000	*	4,000	4,000	*
Larry Adelman & Carol Adelman TIC	3,500	*	3,500	-0-	*
James R. Allis	3,000	*	3,000	-0-	*
Jack L. Angove	24,000	*	12,000	12,000	*
Anne W & Robert O. Briggs Living Trust UAD 4/11/07	7,000	*	3,500	3,500	*

Antony Herrey Pen Plan & Trust DTD 1/1/85 FBO Employee Plan Participants (11)	20,133	*	5,700	14,433	*
Alan C. Arnold	6,157	*	3,000	3,157	*
Lucio Baldini	6,800	*	3,400	3,400	*
Stephen F. Barcia & Maria G. Barcia JTWROS	11,160	*	3,000	8,160	*
Brian E. Bayley (12)	100,000	*	100,000	-0-	*
P. Patrick Beathard	15,000	*	5,000	10,000	*
Marvin Berkman	20,000	*	10,000	10,000	*
Bernard Rubin Family Ltd (13)	6,000	*	3,000	3,000	*
Lillian H. Bickel	9,381	*	3,500	5,881	*
Gary & Janet Bishop JTWROS	11,600	*	5,800	5,800	*
Jon Black & Kerri Hakoda JTWROS	16,000	*	3,000	13,000	*
Blasdell Revocable Trust #2 UAD 9/26/02	54,171	*	12,000	42,171	*
Bolder Opportunities I L.P. (14)	100,000	*	100,000	-0-	*
Boulger Residual Trust UAD 6-19-84	7,000	*	3,500	3,500	*
John and Clara Brady	9,200	*	4,600	4,600	*
Brauer Revocable Living Trust U/A DTD 12/18/1997	17,644	*	3,500	14,144	*
RBC Dain Rauscher CFBO Marrion D. Broussard, IRA	8,000	*	4,000	4,000	*
Brownstone Family LLP (15)	12,357	*	3,400	8,957	*
RBC Dain Rauscher CFBO Don Brubeck IRA	7,000	*	3,500	3,500	*
Bukchuck Holdings (16)	25,000	*	25,000	-0-	*
Douglas Casey	258,927	*	25,000	233,927	*
Jeptha E. Castleberry III	7,000	*	3,500	3,500	*
Larry B. Childress & Penny L. Childress JTWROS	12,000	*	12,000	-0-	*
Scott E. Chosed	4,000	*	2,000	2,000	*
Andrew R. Cobb	3,400	*	3,400	-0-	*
Crestview Capital Master LLC	100,000	*	100,000	-0-	*
RBC Dain Rauscher CFBO John R. Deputy IRA	25,115	*	5,500	19,615	*
RBC Dain Rauscher CFBO Robert J. Dyrda; Roth IRA	21,378	*	6,000	15,378	*
Emerald Bay Investments Ltd. (17)	6,800	*	3,400	3,400	*
Exploration Capital Partners 2000, LP (18)	1,731,200	3.01%	715,600	1,015,600	1.77%
Joseph Ferraccio & Barbara Ferraccio, JTWROS	5,800	*	5,800	-0-	*
Lowell S. Fink	25,000	*	15,000	10,000	*
Vincent Foley	15,033	*	4,000	11,033	*
RBC Dain Rauscher CFBO Robert Frederick RX Shoppe SEP/IRA	8,970	*	2,500	6,470	*
W. Leeds Frye	4,000	*	2,000	2,000	*
Donal Gallagher	13,557	*	4,000	9,557	*
Gary A Vlahovich Rev Trust UAD 08/13/04	21,432	*	5,000	16,432	*
George R. Gaubatz	12,495	*	4,600	7,895	*
RBC Dain Rauscher CFBO Denise B. Geasland IRA	2,000	*	1,000	1,000	*
Glenn Investments LP (19)	13,695	*	5,700	7,995	*
RBC Dain Rauscher CFBO Mary Goddard IRA	5,000	*	2,500	2,500	*
Dennis Goebel and Lori Goebel JTWROS	23,970	*	10,000	13,970	*
Gordon & Kari Holmes Rev Trust UAD 03/07/00	22,568	*	8,000	14,568	*
Suzanne & Egan Gost, JTWROS	8,094	*	1,500	6,594	*
Anthony E Harnack II Trust #2 UAD 01/01/04	19,853	*	5,000	14,853	*
Harnack Family Trust #2 UAD 10/27/87	270,833	*	50,000	220,833	*

RBC Dain Rauscher CFBO Heimo S. Hollbacher, Roth IRA	7,000	*	3,500	3,500	*
Holmes Revocable Trust UAD 3/7/00	10,000	*	5,000	5,000	*
Howard Family Trust 4-29-99	27,940	*	10,000	17,940	*
Ingman Family Rev Trust	5,700	*	5,700	-0-	*
Elliot and Marlene Israel Tenants in Common	7,000	*	3,500	3,500	*
Andrew R. Jackson	5,475	*	2,500	2,975	*
Jan W. Janssen Trust UAD 11/4/2002	30,000	*	20,000	10,000	*
Anthony V. Javoric	5,000	*	2,500	2,500	*
JBD Trust #1 DTD 10-1-2001	13,327	*	2,500	10,827	*
Jemest Partnership (20)	14,500	*	8,000	6,500	*
David & June Jenson JTWROS	4,500	*	4,500	-0-	*
Leanna Jiang	40,000	*	20,000	20,000	*
John A Brady Jr. Childrens Trust UAD 12/26/95	4,600	*	4,600	-0-	*
Jones Family 2003 Living Trust UAD 7/8/03	17,500	*	17,500	-0-	*
RBC Dain Rauscher CFBO Beverly P. Jones, IRA	10,000	*	10,000	-0-	*
Steve Kehas	10,000	*	5,000	5,000	*
Kimberly Kay Reno Trust UAD 01/15/93	1,200	*	600	600	*
Charles E. Koehn Jr.	59,510	*	23,800	35,710	*
RBC Dain Rauscher CFBO Charles Koehn Segregated R/O IRA	20,000	*	10,000	10,000	*
Michael Kosowan	24,372	*	5,000	19,372	*
RBC Dain Rauscher CFBO Jean-Claude G. Koven, IRA	5,500	*	2,500	3,000	*
Paul Richard Kullich	8,000	*	4,000	4,000	*
David Lambard	5,800	*	5,800	-0-	*
RBC Dain Rauscher CFBO Patrick Laughlin, Sep IRA	7,586	*	3,000	4,586	*
Howard Loehr	7,000	*	3,500	3,500	*
Egan B. Logan	5,000	*	2,500	2,500	*
A Faye Lore & Jon S Lore JTWROS	12,681	*	3,500	9,181	*
Thomas A. Martin	36,000	*	18,000	18,000	*
Daniel Martinez	102,999	*	25,000	77,999	*
The McDougal Family Ltd (21)	13,733	*	2,500	11,233	*
RBC Dain Rauscher CFBO D James McNely Roth IRA	15,940	*	8,000	7,940	*
Ravindra Mehta and Manisha Mehta JTWROS	17,000	*	8,500	8,500	*
Ben Miller	8,000	*	8,000	-0-	*
Jonathan Miller	12,000	*	6,000	6,000	*
Vedant Mimani	57,340	*	5,000	52,340	*
RBC Dain Rauscher CFBO Walter R. Minch, IRA	30,327	*	5,000	25,327	*
Dan Monks	7,000	*	3,500	3,500	*
Thomas L. Morton	11,400	*	5,700	5,700	*
Nakeeta LP (22)	19,827	*	7,000	12,827	*
Wayne R. Nelson	10,000	*	5,000	5,000	*
Office Environments & Services Inc. (23)	5,454	*	4,000	1,454	*
Ronald Orman	14,600	*	7,300	7,300	*
RBC Dain Rauscher CFBO James W Pate IRA	15,145	*	4,000	11,145	*
Randy Perillo	20,000	*	10,000	10,000	*
Siegfried E. Poppe & Irmgard T. Poppe, JTWROS	8,000	*	2,000	6,000	*
John Potts Jr. and Marjorie J. Potts	25,055	*	3,000	22,055	*
Randolph A. Reinwasser REV Trust U/A DTD 03/29/2004	4,000	*	2,000	2,000	*

Larry E. Rieder and Kathie J. Rieder	40,000	*	10,000	30,000	*
Rodney McIntyre Trust UAD 5/1/01	12,351	*	3,000	9,351	*
Rodrigue Rev Trust UAD 9/11/00	6,031	*	2,500	3,531	*
Rosedale Ltd. (24)	5,000	*	5,000	-0-	*
RBC Dain Rauscher CFBO Norman K Rumpf IRA	12,495	*	4,600	7,895	*
Schein Family Trust DTD 5-9-95	20,000	*	4,000	16,000	*
Riaz Shariff	400,000	*	200,000	200,000	*
Patrik Sharma and Patrice Li-Ching Yang Sharma	9,500	*	3,000	6,500	*
Kenneth H. Smith	21,353	*	5,000	16,353	*
Joseph T. Smudin	3,400	*	3,400	-0-	*
RBC Dain Rauscher CFBO Joseph T. Smudin, R/O IRA	7,000	*	7,000	-0-	*
SOC Investments LLC (25)	6,000	*	3,000	3,000	*
Staudt Holdings LLC (26)	10,852	*	4,600	6,252	*
Stuart Steinberg	14,000	*	7,000	7,000	*
George F. Sterne Trust UAD 5/1/2007	6,000	*	6,000	-0-	*
David S. Stewart	10,615	*	3,400	7,215	*
T. Lovell Alpha Ltd Partnership (27)	9,200	*	4,600	4,600	*
Ronald H. Tamlyn & Elizabeth B. Tamlyn, JTWROS	6,000	*	3,000	3,000	*
Timothy Taylor and Derrick Taylor JTWROS	140,000	*	50,000	90,000	*
Timothy Taylor and Pauline Durbin	32,000	*	16,000	16,000	*
Terry Terrell & Shirley Terrell, JTWROS	7,871	*	3,500	4,371	*
Charles Toubin	4,600	*	2,300	2,300	*
Trumbo Family Rev Trust UAD 12/18/92	8,000	*	4,000	4,000	*
Harold M. Tulchin	7,000	*	3,500	3,500	*
John Z. Ueckert	5,857	*	1,500	4,357	*
Union Bancaire Privee Bahamas Limited (28)	400,000	*	200,000	200,000	*
James Walgren	7,000	*	3,500	3,500	*
Walker Living Trust UAD 5/20/02	24,880	*	4,500	20,380	*
RBC Dain Rauscher CFBO Herbert Weeks IRA	44,527	*	7,000	37,527	*
James Welch and Dange Welch	13,000	*	4,000	9,000	*
James Welch, Robert Welch & Thomas Welch JTWROS	11,000	*	4,000	7,000	*
Daniel Wiener	5,000	*	2,500	2,500	*
Wilbert Lee Gore Trust	9,200	*	4,600	4,600	*
RBC Dain Rauscher CFBO Brent L. Wilkins, IRA	9,778	*	3,000	6,778	*
William and Laura Wierzbinski Trust UAD 04/11/05	5,000	*	2,500	2,500	*
Gary Wilson	6,000	*	6,000	-0-	*
WKW I Ltd. Partnership (29)	25,000	*	25,000	-0-	*
Michael Woo	9,200	*	4,600	4,600	*
The Yenckel Ltd Partnership (30)	3,500	*	3,500	-0-	*
*	Represents less than one percent of the outstanding common stock.
**

The number of shares beneficially owned by each selling shareholder is calculated at March 15, 2009 plus any securities held by such holder exercisable for or convertible into common shares within sixty (60) days after March 15, 2009, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(1)	All percentages are based on 57,433,144 shares of common stock issued and outstanding on March 15, 2009.

(2)

This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See “Plan of Distribution”.

(3)

Mr. Buchan is Executive Chairman and a director of Allied Nevada, and at the time he purchased the Units was also Chairman of Quest Securities and of its parent, Quest Capital Corp (n/k/a Ionic Securities Ltd.). He has since resigned from the positions at Quest Securities and Quest Capital Corp. Quest Securities (n/k/a Ionic Securities Ltd.) was one of two Finders that received finder’s fees in connection with the private placement. Ionic Securities Ltd. (formerly Quest Securities) is a registered Limited Market Dealer in Ontario, Canada. Mr. Buchan, an affiliate of Quest Securities at the time, purchased the Units in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute any component of the Units at the time of purchase.

(4)	Mr. Caldwell is President, Chief Executive Officer and a director of Allied Nevada.
(5)	Mr. Doyle is Vice President, Technical Services, of Allied Nevada.
(6)

Mr. Eppler is a director of Allied Nevada. Mr. Eppler is President of, and is a partner of, Sierra Partners II LLC (“Sierra Partners”), which provides investor relations services to Allied Nevada pursuant to an Investor Relations Services Agreement between Allied Nevada and Sierra.

(7)	Mr. Kirby is Vice President, Chief Financial Officer of Allied Nevada.
(8)

At the time he purchased the securities Mr. Sinclair was a director of Allied Nevada (Mr. Sinclair resigned as a director of Allied Nevada in December 2007) and Managing Director of Quest Capital Corp. Quest Securities (n/k/a Ionic Securities Ltd.), a wholly-owned subsidiary of Quest Capital Corp., was one of two Finders that received finder’s fees in connection with the private placement. See “Shares Issued in July 2007 Private Placement” above. Ionic Securities Ltd. (formerly Quest Securities) is a registered Limited Market Dealer in Ontario, Canada. Mr. Sinclair, an affiliate of Ionic Securities Ltd. (formerly Quest Securities), purchased the Units in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute any component of the Units at the time of purchase. Securities beneficially held by this selling shareholder is as at March 24, 2009.

(9)

Narinder Nagra has investment control and voting control over the securities held by Ionic Securities Ltd. (formerly Quest Securities Corporation). This selling shareholder acquired the securities as compensation for underwriting activities (see “Transactions with Selling Shareholders”) and is a registered broker-dealer.

(10)

Rick Kung, President of 2035718 Ontario Inc., has investment control and voting control over the securities held by 2035718 Ontario Inc. Securities beneficially held by this selling shareholder is as at July 2007.

(11)	Antony Herrey has investment control and voting control over the securities held by the Antony Herrey Pension Plan and Trust DTD 1/1/85 FBO Employee Plan Participants.
(12)

Mr. Bayley is a director of Ionic Securities Ltd. (formerly Quest Securities Corporation). Quest Securities (n/k/a Ionic Securities Ltd.), a wholly-owned subsidiary of Quest Capital Corp., was one of two Finders that received finder’s fees in connection with the private placement. See “Shares Issued in July 2007 Private Placement” above. Ionic Securities Ltd. (formerly Quest Securities) is a registered Limited Market Dealer in Ontario, Canada. Mr. Bayley, an affiliate of Ionic Securities Ltd. (formerly Quest Securities), purchased the Units in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute any component of the Units at the time of purchase. Securities beneficially held by this selling shareholder is as at March 24, 2009.

(13)	Bernard Rubin has investment control and voting control over the securities held by Bernard Rubin Family Ltd.
(14)	C. Channing Buckland has investment control and voting control over the securities held by Bolder Opportunities I L.P. Bolder Opportunities I L.P. is a registered broker-dealer.
(15)	Each of M.L. Brownstone and Maxine Brownstone has investment control and voting control over the securities held by Brownstone Family LLP.
(16)	C. Channing Buckland has investment control and voting control over the securities held by Bukchuk Holdings.
(17)	Each of Peter Laurence Watts and Stephen Peter Ashcroft has investment control and voting control over the securities held by Emerald Bay Investments Limited.
(18)

Arthur Richards Rule has investment control and voting control over the securities held by Exploration Capital Partners 2000 Limited Partnership (“Exploration Capital 2000”), by virtue of his positions as President and a director of Resource Capital Investment Corporation (“Resource Capital”), which is the General Partner of Exploration Capital Partners 2000. Resource Capital is 100% owned by the Rule Family Trust u/d/t 12/17/98 (the “Rule Trust”), of which Mr. Rule is co-Trustee. Mr. Rule also has investment control and voting control over an additional 238,200 shares of Allied Nevada common stock owned by Exploration Capital Partners 2006 Limited Partnership, whose General Partner is Resource Investment Management Corporation (“Resource Investment”), of which Mr. Rule is President and a director. The Trust also owns 100% of Resource Investment. Mr. Rule and the Rule Trust are also owners of Global Resource Investments Ltd. (“Global Resource”), which was one of two Finders that received finder’s fees in connection with the private placement. The General Partner of Global Resource is Rule Investments, Inc. (“Rule Investments”), which is 100% owned by the Rule Trust. Global Resource is a registered broker-dealer. Exploration Capital 2000, which is accordingly an affiliate of Global Resource by virtue of common ownership and control by Mr. Rule and the Trust, purchased the Units in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute any component of the Units at the time of purchase.

(19)	Floyd Harlan has investment control and voting control over the securities held by Glenn Investments LP.
(20)	Stuart Steinberg has investment control and voting control over the securities held by Jemest Partnership.
(21)	Russell T. McDougal and Shelley T. McDougal each have investment control and voting control over the securities held by The McDougal Family Ltd.
(22)	Randy J. Coulson has investment control and voting control over the securities held by Nakeeta LP.
(23)	E. Zimmerman Boulos has investment control and voting control over the securities held by Office Environments & Services Inc.

(24)	Clayton Whittet has investment control and voting control over the securities held by Rosedale Ltd.
(25)	M. Garth Davis has investment control and voting control over the securities held by SOC Investments LLC.
(26)	Richard Staudt has investment control and voting control over the securities held by Staudt Holdings, LLC.
(27)	Warren Lovell has investment control and voting control over the securities held by T. Lovell Alpha Ltd. Partnership.
(28)	Each of Paul Russell and Craig Ferguson has investment control and voting control over the securities held by Union Bancaire Privee Bahamas Limited.
(29)	C. Channing Buckland has investment control and voting control over the securities held by WKW I Ltd. Partnership. WKW I Ltd. Partnership is a registered broker-dealer.
(30)	Karen Y. Mileson has investment control and voting control over the securities held by The Yenckel Ltd. Partnership. The Yenckel Ltd. Partnership is a registered broker-dealer.

Except as noted above each of the selling shareholders has represented to us that it is not a broker-dealer and that it is not affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Stockholders

On July 16, 2007, we completed a private placement financing in which we sold and issued a total of 3,696,000 Units for total gross proceeds of Cdn$17,000,000 (the “Offering”), or approximately $16.3 million based on the U.S./Canadian dollar exchange rate on the closing date. Net cash proceeds to Allied Nevada were approximately $15.5 million. Each Unit consisted of one share of common stock and one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one share of common stock of the Company for a period of two years from closing at a price of Cdn$5.75 per share. If the closing price of Allied Nevada’s common stock exceeds Cdn$11.50 for twenty (20) consecutive trading days at any time on the Toronto Stock Exchange, we may, by written notice to the warrant holders, accelerate the expiry time of the warrants to the date which is thirty (30) days from delivery of such notice, following which the warrants will be cancelled.

In connection with the above transaction, on July 27, 2007 we registered for resale under the Securities Act all shares of common stock comprising the Units. The registration statement of which this prospectus is a part registers for resale the shares issuable upon exercise of the common share purchase warrants and 114,850 shares underlying the Unit Warrants (as defined below) that we issued as partial compensation to one of the finders in the transaction.

Executive officers and directors of Allied Nevada subscribed for an aggregate of CDN$6,435,400 of the Offering, as follows: Robert Buchan, Executive Chairman—CDN$4,002,000; A. Murray Sinclair, Director (resigned as a director in December 2007)—CDN$1,499,600; Scott A. Caldwell, President Chief Executive Officer and Director—CDN$506,000; Hal D. Kirby, Vice President and Chief Financial Officer—CDN$230,000; James M. Doyle, Vice President, Technical Services—CDN$151,000; and W. Durand Eppler, Director—CDN$46,000.

Allied Nevada paid a cash finder’s fee of CDN$528,020, being 5% of the gross proceeds raised, to eligible persons that arranged for purchasers (“Finders”). In addition, Finders were issued as a finder’s fee 114,850 finder’s warrants, that number being 5% of the number of the Units sold in the Offering, each such warrant to be exercisable for one unit for a period of two years from closing at an exercise price of CDN$4.60. There were two Finders that received cash finder’s fees in connection with the transaction, namely Global Resource Investments Ltd. (“Global Resource”) and Quest Securities Corporation (“Quest Securities”, n/k/a Ionic Securities Ltd.). No commissions were paid in respect of sales to insiders of Allied Nevada. Of the aggregate cash finder’s fee, CDN$419,290 was paid to Global Resource. The finder’s fee paid to Quest Securities (n/k/a Ionic Securities Ltd.) comprised the remaining CDN$108,730 of the cash finder’s fee and all of the 114,850 finder warrants (each a “Finder Warrant”). Each Finder Warrant entitles the holder to subscribe for one unit (a “Finder’s Unit”) at a price of Cdn$4.60 for a period of 24 months after July 17, 2007. Quest Securities (n/k/a Ionic Securities Ltd.) exercised all of the 114,850 Finder Warrants in December 2007 to receive 114,850 shares of our common stock and 114,850 Unit Warrants (as defined below). Each Finder’s Unit consists of one share of common stock of the Company and one common share purchase warrant (“Unit Warrant”). Each Unit Warrant entitles the holder to purchase one share of common stock of the Company at a price of Cdn$5.75 for a period of 24 months after July 17, 2007.

PLAN OF DISTRIBUTION

Allied Nevada is registering the shares on behalf of the selling stockholders in accordance with our obligations pursuant to our July 2007 private placement. We will pay all expenses in connection with the registration of the common stock being sold by the selling stockholders, except for the fees and expenses of any counsel and other advisors that any selling stockholders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares. Allied Nevada will not receive any of the proceeds of the sale of the shares offered by the selling stockholders.

The selling stockholders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling stockholders or by pledgees, donees, transferees or other successors in interest on a best efforts basis without an underwriter. Such sales may be made on the NYSE Amex (f/k/a American Stock Exchange), the Toronto Stock Exchange, any exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker or dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchases;
•	through options, swaps or derivatives;
•	in privately negotiated transactions;
•	in transactions to cover short sales;
•	through a combination of any such methods of sale;
•	in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus; or
•	sales to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act, rather than pursuant to this prospectus.

The selling stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. While we are currently not aware of any such arrangements, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and they will be subject to the prospectus delivery requirements of the Securities Act. Underwriters are also subject to statutory liability under the Securities Act.

From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);
•	the number of shares involved;
•	the price at which such shares were sold;
•	any commissions paid or discounts or concessions allowed to such broker-dealer(s); and
•	other facts material to the transaction.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus.

In order to comply with the securities laws of certain jurisdictions the shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

THE SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

The financial statements as of December 31, 2008 have been incorporated by reference herein and in the registration statement and have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Vista Gold Corp. – Nevada exploration properties for the year ended December 31, 2006 have been incorporated by reference herein and in the registration statement and have been so included in reliance on the report of PricewaterhouseCoopers LLP, Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

Much of the information with respect to the Hycroft Mine and our other properties included in this prospectus is derived from the reports of Scott E. Wilson Consulting, Inc. and has been included in this prospectus upon the authority of that company an expert with respect to the matters covered by the report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We ‘‘incorporate by reference’’ into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;
•	Our Registration Statement on Form 10 filed on January 12, 2007, including any amendments or reports filed for the purpose of updating such description; and
•	Our Current Reports on Form 8-K filed on January 12, 2009, February 3, 2009 and March 19, 2009.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Allied Nevada Gold Corp.
9600 Prototype Court
Reno, NV 89521
(775) 358-4455

3,810,850 Shares

ALLIED NEVADA GOLD CORP.

Common Stock

PROSPECTUS

The date of this prospectus is                       , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission Registration Fee*	$991.37
Legal Fees and Expenses	20,000.00
Accounting Fees and Expenses	15,000.00
Printing and Engraving Expenses	2,000.00
Miscellaneous Expenses
Total	$37,991.37

*	All expenses other than the registration fee are estimates.

Item 15. Indemnification of Directors and Officers

Allied Nevada’s Certificate of Incorporation provides that we shall indemnify any director or officer of Allied Nevada or any person who was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted under and in accordance with the laws of the State of Delaware. Our Certificate of Incorporation also eliminates in certain circumstances the liability of directors of Allied Nevada for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for breach of the director’s duty of loyalty to Allied Nevada or our stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or (iv) for transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Allied Nevada’s By-laws require us to indemnify any director or officer of Allied Nevada, or any person who is or was serving at our request as a director or officer of any other corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law.

Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer or former director or officer, of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith. Section 145 also provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation, upon such terms and conditions, if any, as the corporation deems appropriate, in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

Section 145 additionally provides that the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another.

Section 145 also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Allied Nevada maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other act, and (b) to Allied Nevada with respect to payments which may be made by Allied Nevada to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. In addition to the indemnification provided in the Certificate of Incorporation and By-laws, we expect to enter into agreements to indemnify our directors and executive officers. These agreements generally act as a supplement to the indemnification provisions set forth in our Certificate of Incorporation and By-laws and Section 145, as in effect from time to time. Specifically, these agreements will require Allied Nevada to indemnify its directors and executive officers for any reasonable expenses they incur in connection with any action, suit or other proceeding brought against them as a result of their status as a director or executive officer of Allied Nevada. This indemnification will only be required where an individual director or executive officer has acted in good faith and in a manner which he or she reasonably believes was in, or not adverse to, the best interests of Allied Nevada. These indemnification agreements will also require Allied Nevada to advance the expenses of an individual director or executive officer prior to the final disposition of any action, suit or other proceeding, following receipt by Allied Nevada of a statement requesting the advance and providing reasonable detail of expenses incurred. We believe that these indemnification agreements and the provisions of our Certificate of Incorporation and By-laws described in the preceding paragraphs, are necessary and advisable in order to attract and retain highly qualified persons to serve on our Board of Directors and as executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 16. Exhibits

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

(a)	Exhibits
EXHIBIT NUMBER	DESCRIPTION
4.1

Form of Common Share Purchase Warrant, dated July 16, 2007, issued by Allied Nevada Gold Corp. to each Holder (as defined therein) (Incorporated herein by reference to the Registrant’s Current Report on Form 8-K, filed on July 20, 2007)

EXHIBIT NUMBER	DESCRIPTION
4.2

Form of Finder’s Warrant to Purchase Units, dated July 16, 2007, issued by Allied Nevada Gold Corp. to Quest Securities Corporation (Incorporated herein by reference to the Registrant’s Current Report on Form 8-K, filed on July 20, 2007)

5.1	Opinion of Dorsey & Whitney LLP
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC
23.3	Consent of Scott E. Wilson Consulting, Inc.
23.4	Consent of Dorsey & Whitney LLP (Included in Exhibit 5.1)
24.1	Powers of Attorney (Included in the Signature Pages of this Registration Statement)

Item 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)        To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)        Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)       To include any material information with respect to the “Plan of Distribution” not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)        That, for the purposes of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 27, 2009	Allied Nevada Gold Corp.

(Registrant)

/s/ Scott A. Caldwell

Scott A. Caldwell

Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the Registrant in the capacities and on the date indicated:

Name	Title	Date

/s/ Scott A. Caldwell Scott A. Caldwell	Chief Executive Officer, President and Director	March 27, 2009
/s/ Hal D. Kirby Hal D. Kirby	Chief Financial Officer and Vice President	March 27, 2009

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Scott A. Caldwell and Hal D. Kirby his attorney-in-fact and agent, with the full power of substitution and resubstitution and full power to act without the other, for them in any and all capacities, to sign any and all amendments, including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the Registrant in the capacities and on the date indicated:

Name	Title	Date

/s/ Robert M. Buchan Robert M. Buchan	Executive Chairman and Director	March 27, 2009
/s/ W. Durrand Eppler W. Durrand Eppler	Director	March 27, 2009
/s/ John W. Ivany John W. Ivany	Director	March 27, 2009

/s/ Cameron A. Mingay Cameron A. Mingay	Director	March 27, 2009
/s/ Terry M. Palmer Terry M. Palmer	Director	March 27, 2009
/s/ Carl Pescio Carl Pescio	Director	March 27, 2009
/s/ Michael B. Richings Michael B. Richings	Director	March 27, 2009
/s/ D. Bruce Sinclair D. Bruce Sinclair	Director	March 27, 2009
/s/ Robert G. Wardell Robert G. Wardell	Director	March 27, 2009

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1

Form of Common Share Purchase Warrant, dated July 16, 2007, issued by Allied Nevada Gold Corp. to each Holder (as defined therein) (Incorporated herein by reference to the Registrant’s Current Report on Form 8-K, filed on July 20, 2007)

4.2

Form of Finder’s Warrant to Purchase Units, dated July 16, 2007, issued by Allied Nevada Gold Corp. to Quest Securities Corporation (Incorporated herein by reference to the Registrant’s Current Report on Form 8-K, filed on July 20, 2007)

5.1	Opinion of Dorsey & Whitney LLP
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC
23.3	Consent of Scott E. Wilson Consulting, Inc.
23.4	Consent of Dorsey & Whitney LLP (Included in Exhibit 5.1)
24.1	Powers of Attorney (Included in the Signature Pages of this Registration Statement)